FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2004

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 13, 2004, announcing Registrant’s results for the first quarter ending March 31, 2004.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher VP Financial Planning & Treasury

Dated: May 17, 2004

May 13, 2004

Gilat Announces First Quarter 2004 Results

Petah Tikva, Israel, May 13, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended March 31, 2004.

Revenues for the first quarter of 2004 were US$57.4 million, up 12% as compared to revenues of US$51.1 million for the same period last year. The Company reported a net loss of US$ 6.5 million, or US$(0.29) per share in the first quarter 2004. Net income for the first quarter of 2003 was US$150.2 million, or US$43.9 per share, mostly due to a US$181.1 million gain and US$5.5 million in tax expenses relating to the Company’s debt restructuring completed during the first quarter of 2003. Included in these results are US$8.1 million in Depreciation and Amortization expenses in the first quarter of 2004 as compared to US$6.6 million for the same period last year.

In accordance with the FASB Interpretation No.46, Consolidation of Variable Interest Entities, (“FIN 46”), Gilat consolidated the financial results of StarBand Communications in the first quarter of 2004. As a result of the above, the Company recorded revenues of US$7.0 million, and a net loss of US$0.2 million related to StarBand’s operations during the first quarter.

The Company reported total cash balances (including cash and cash equivalents, short-term bank deposits, short-and long-term restricted cash and restricted cash held by trustees less short-term bank credits) of US$95.2 million as March 31, 2004, a decrease of US$1.6 million from the cash balance of US$96.8 million as of December 31, 2003. Cash balances as of March 31, 2004 include US$2.2 million related to the consolidation of StarBand Communications.

The above cash balances do not include the effect of the cash required for the completion of the acquisition by Gilat of all of the remaining shares of rStar Corporation that was concluded on April 7, 2004. The Company also announced that following the successful conclusion of the rStar transaction, rStar CEO Samer Salameh has resigned from rStar to pursue other opportunities.

Recent Financial Events
• In April the Company completed its previously announced acquisition of all of the shares of common stock of rStar Corporation not already owned by Gilat for $0.60 per share in cash. As a result, immediately following the consummation of the acquisition, a Form 15 was filed with the SEC in order to deregister rStar’s common stock. As a result, rStar will cease to be a public reporting company.

• Also in April, the Company announced an agreement for the modification of the terms of the outstanding loan by Bank Hapoalim to Gilat. The agreement provides the Bank with the right to receive warrants to purchase Gilat’s ordinary shares up to the outstanding balance of the loan, which currently stands at approximately $71 million. The parties agreed to a reduction of the rate of interest applicable to the outstanding loan balance going forward, a deferral of part of the principal payments that are due in 2005 and 2006 to the end of the loan period in 2012, and relaxation of the financial covenants contained in the loan agreement.

• The Company began trading on the Tel Aviv Stock Exchange (TASE) in February 2004.

• The Company held its Annual Meeting of the Shareholders on April 29, 2004. Among the items approved by the shareholders was an increase in the authorized share capital of the Company, the modification of the terms of the outstanding loan to Bank Hapoalim, reelection and nomination of directors, and the reappointment of the independent auditors for the fiscal year ended December 31, 2004.

Continued deal funnel – Gilat announced new deals in the United States and around the world
• Gilat announced that it had supplied 1,500 Skystar 360E VSATs to ITC Limited in India during the past 12 months for ITC’s ‘e-Choupal’ project. Launched in June 2000 by the International Business Division (IBD) of ITC Limited, ‘e-Choupal’ has already become the largest initiative among all Internet-based interventions in rural India. ‘e-Choupal’ services today reach out to more than two million farmers across the country growing a range of crops – soybeans, coffee, wheat, rice, pulses, shrimp – in some 20,000 villages through 3,600 kiosks across six states.

• Gilat and Elbit Systems announced a teaming agreement for cooperation in the area of satellite communications for the defense and homeland security markets. The agreement leverages Gilat’s VSAT technology by integrating it with Elbit Systems’ defense technologies for military and homeland defense applications. The joint effort has already resulted in the introduction of a new product as well as additional defense and security applications. The new product, GlobaLight? is a man-pack, military standard, portable VSAT terminal for broadband data, voice and video, providing a highly effective means of communication for disaster and emergency command and support teams, as well as for remote infantry and border patrols.

• Spacenet, a wholly-owned subsidiary of Gilat, was chosen by American Municipal Power Ohio (AMP-Ohio) to provide a high-speed VSAT data network based on the Company’s Connexstar service, which will provide remote control for more than 100 transmission substations and carry vital data to AMP-Ohio’s SCADA network. AMP-Ohio is a nonprofit association representing 89 municipal electric communities in Ohio, Michigan, Pennsylvania and West Virginia.

• Spacenet expanded its Connexstar channel partners program with the addition of MegaPath Networks and New Edge Networks. MegaPath, a leading U.S. provider of secure-access and managed network solutions will offer Connexstar satellite connectivity service to customers seeking available-anywhere broadband access as well as backup connectivity for terrestrial high-speed networks. New Edge Networks will now offer Connexstar as its newest broadband service offering.

• Gilat signed an agreement with Russia’s Modern Institute for the Humanities for a SkyStar 360E hub and 155 remote sites. The satellite-based network will provide Internet access, distance learning and video conferencing to the University’s branches located throughout the Russian Federation. The Moscow-based Institute for the Humanities, Russia’s largest open university, is one of the largest universities in the world with over 145,000 students.

• Spacenet was selected to provide a Connexstar VSAT network to all Eat’n Park restaurant locations across the Northeastern United States. This network will support a range of retail networking applications, including point of sale polling, credit and gift card authorization, and corporate intranet applications.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ? Product Family which includes the SkyEdge? Pro, SkyEdge? IP, SkyEdge? Call, SkyEdge? DVB-RCS and SkyEdge? Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP?, FaraWay?, Skystar 360E? and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Statements of Operations
US dollars in thousands

		Three months ended March 31
		2004	2003
		Unaudited
		USD in thousands
Revenues		57,414	51,102
Cost of Revenues		42,205	42,608
Inventory write off		2,000	3,185

Gross profit		13,209	5,309

Research and development expenses:
Expenses incurred		4,685	5,984
Less - grants and
participation		1,552	1,028

Research and development expenses, net		3,133	4,956

Selling, marketing general and administrative expenses		17,330	19,017
Provision for doubtful accounts		40	1,519
Impairment of goodwill		-	5,000

Operating loss		(7,294)	(25,183)
Financial (income) expenses, net		(582)	2,900
Gain from restructuring of debt		-	181,093

Income (loss) before taxes on income		(6,712)	153,010
Taxes on income		585	5,528

Income (loss) after taxes on income		(7,297)	147,482
Share in profits of affiliated companies		-	2,400
Minority share in losses of a subsidiary		164	366

Net income (loss) from continuing
operations		(7,133)	150,248
Gain from cumulative effect of a change
in an accounting principle		611	-

Net income (loss)		(6,522)	150,248

Net income (loss) per share (in US
dollars)	Basic	(0.29)	43.92

	Diluted	(0.29)	33.92

Weighted average number of shares
used in computation net income (loss)
per share (in thousands)	Basic	22,225	3,421

	Diluted	22,225	4,455

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheets
US dollars in thousands

	March 31, 2004	December 31, 2003
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	52,984	51,781
Short-term restricted cash	13,316	6,504
Restricted cash held by trustees	20,255	26,656
Trade receivables (net of allowance for doubtful accounts)	37,788	37,178
Inventories	36,020	37,760
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	34,959	30,761

Total current assets	195,322	190,640

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	9,645	13,664
Long-term restricted cash held by trustees	1,084	-
Severance pay fund	6,970	7,343
Long-term trade receivables, receivables in respect of
capital leases and other receivables, net	35,294	39,112

	52,993	60,119

PROPERTY AND EQUIPMENT, NET	139,359	141,581

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	8,901	9,617

TOTAL ASSETS	396,575	401,957

	March 31, 2004	December 31, 2003
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,128	1,770
Current maturities of long-term loans	3,554	3,000
Trade payables	25,113	25,715
Accrued expenses	35,945	35,040
Short-term advances from customer held by trustees	12,583	11,124
Other accounts payable	40,436	39,501

Total current liabilities	119,759	116,150

LONG-TERM LIABILITIES:
Accrued severance pay	7,149	7,151
Long-term advances from customer held by trustees	26,626	28,395
Long-term loans, net of current maturities	115,467	116,526
Accrued interest related to restructured debt	18,843	20,540
Other long-term liabilities	17,063	15,762
Excess of losses over investment in affiliates	2,316	2,543
Convertible subordinated notes	15,854	15,543

Total long-term liabilities	203,318	206,460

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	2,752	2,946

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	980	980
Additional paid in capital	719,058	718,225
Accumulated other comprehensive loss	(3,784)	(3,818)
Accumulated deficit	(645,508)	(638,986)

Total shareholders' equity	70,746	76,401

Total liabilities and shareholders' equity	396,575	401,957